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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GreensLedge Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 37th Floor
(No. and Street)

New York   **New York**   **10022**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Wormser   **(212) 792-5270**
                                                          (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- if individual, state last, first, middle name)

345 Park Avenue   **New York**   **New York**   **10154**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

I, Kenneth Wormser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GreensLedge Capital Markets LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

VANESSA L. CENUSER
Notary Public, State of New York
Registration #01CE6339611
Qualified In New York County
Commission Expires April 4, 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENSLEDGE CAPITAL MARKETS LLC
AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF
GREENSLEDGE HOLDINGS LLC)

Consolidated Financial Statement
and
Report of Independent Registered Public Accounting Firm
December 31, 2018

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Index
December 31, 2018



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member
GreensLedge Capital Markets LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of GreensLedge Capital Markets LLC and Subsidiary (the Company) as of December 31, 2018, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2019

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Consolidated Statement of Financial Condition
As of December 31, 2018

Assets

Cash and cash equivalents	$ 11,464,312
Accounts receivable	6,567,082
Due from clearing broker	272,046
Property and equipment, net	260,201
Prepaid expenses and other assets	220,166
Due from parent	106,454
Security deposits	85,790
Due from affiliate	36,365
Total assets	$ 19,012,416

Liabilities and Member's Equity

Liabilities

Accrued expenses	$ 4,869,006
Income tax payable	434,000
Accounts payable	120,718
Deferred revenue	100,000
Due to parent	37,014
Other liabilities	44,250
Total liabilities	5,604,988
Subordinated loan	1,000,000
Member's equity	
Member's equity	12,393,824
Accumulated other comprehensive income	13,604
Total member's equity	12,407,428
Total liabilities and member's equity	$ 19,012,416

The accompanying notes are an integral part of this consolidated financial statement.

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Notes to Consolidated Financial Statements
December 31, 2018

1. Organization and Nature of Business

GreensLedge Capital Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placements, advisory and other transactional services to issuers, investors and other institutional market participants.

The Company is a wholly owned subsidiary of GreensLedge Holdings LLC (the "Parent"). The Company's office is located in New York City, New York.

GreensLedge Asia Limited ("Asia"), a wholly owned subsidiary of GreensLedge Capital Markets LLC, was formed under the laws of the Cayman Islands for the purpose of expanding the Company's business in foreign markets. Asia has a branch office in Tokyo, Japan.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statement includes the accounts of the Company and its wholly-owned subsidiary, GreensLedge Asia Limited. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory services across a broad array of asset classes. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Accounts receivable are written off when deemed uncollectible after reasonable collection efforts. Recoveries of accounts receivable previously written off are recorded when received. Management does not believe that an allowance is required as of December 31, 2018.

Revenue from Contracts with Customers

Adoption
On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method. In 2018, the Company recorded an adjustment to reduce the opening retained earnings balance by $647,917.

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Notes to Consolidated Financial Statements
December 31, 2018

Revenue from Contracts with Customers (continued)

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables of $6,560,569, as of December 31, 2018 are reported in consolidated statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the consolidated statement of financial condition at December 31, 2018.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2018, there were no contract liabilities reported on the statement of financial condition.

The below schedule summarizes the contract liability activity during the year related to placement and advisory fees. As of December 31, 2018 the company had no contract liabilities reported on its consolidated statement of financial condition.

Customer	ASC 606 Adjustment in 2018	Additions in 2018	Revenue recognized in 2018	Balance as of 12/31/2018
Client A	250,000	-	250,000	-
Client B	72,917	-	72,917	-
Client C	125,000	-	125,000	-
Client D	200,000	-	200,000	-
Client E	-	17,784	17,784	-
Client F	-	100,000	100,000	-
Client G	-	12,501	12,501	-
	647,917	130,285	778,202	-

Cash, Cash Equivalents, and Restricted Cash

Adoption
On January 1, 2018, the Company adopted ASU No. 2016-18, "Restricted Cash" ("ASC Topic 230") using the retrospective method.

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of these instruments.

Restricted cash included in security deposits on the consolidated statement of financial condition represents amounts pledged as collateral for leases.

4

Due from Clearing Broker

Due from clearing broker includes a clearing deposit of $250,000 the Company maintains with its clearing broker. The remaining receivable represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Foreign Currency

Results of operations for Asia have been translated from its local currency, Japanese Yen, to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Gains or losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive income (loss) and are shown as a separate component of member's equity.

Property and Equipment

Property and equipment is stated at cost and is being depreciated over five to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is, however, subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income which is reported in the Parent Company's tax return.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

At December 31, 2018, the Company had a current income tax payable to its Parent of $434,000 in the accompanying consolidated statement of financial condition.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company expects to adopt the provisions of this guidance on January 1, 2019. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company's current lease arrangements expire in October 2019. On January 1, 2019 the Company expects to record a Right of Use Asset in the amount of $903,596 and an offsetting Lease Liability in the amount of $947,846.

3. Concentration of credit risk

The Company maintains its U.S. based cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Property and equipment

Property and equipment as of December 31, 2018 consist of the following:

Furniture and fixtures	$	151,770
Computer equipment		555,865
		707,635
Less: accumulated depreciation		447,434
Property and equipment, net	$	260,201

5. Subordinated Loan

The Company executed a subordinated loan in June 2014 in the amount of $1,000,000 with the Parent which was in accordance with an agreement approved by FINRA. The subordinated loan had an original maturity date of June 21, 2015 accruing interest at 7% per annum payable at maturity. With the approval of FINRA, this loan was has been renewed annually with one year maturity dates. The Company has an existing subordinated loan with a maturity date of June 21, 2019. As of December 31, 2018, accrued interest payable from the subordinated loan of $37,014 is included in due to parent in the accompanying consolidated statement of financial condition.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code.

The Company, at its discretion, may also make matching contributions.

7. Related Party Transactions

As discussed in Note 1, the Company is a wholly owned subsidiary of GreensLedge Holdings LLC, the sole member, which is also the sole member of The GreensLedge Group, LLC ("GLG"), an affiliated entity through common ownership by the Company's member. Allocation of the expenses between GLG and the Company is based upon an expense sharing agreement (the "Agreement") between the Company, GLG, and the Parent, GreensLedge Holdings LLC. The Agreement calls for the allocation of certain expenses related to shared resources and facilities as well as other incidentals (including rent, payroll and other related operating expenses).

At December 31, 2018, the amount due from GLG was $36,365, and is classified as due from affiliate in the consolidated statement of financial condition.

7. Related Party Transactions (continued)

As of December 31, 2018, the amount due from the Parent is $106,454 and is included in due from parent in the consolidated statement of financial condition.

During 2018 the Company received Class A-4 Units of membership interest in Maxex, LLC for services provided. In lieu of holding the membership interest, the Company distributed the membership interest to the Parent.

8. Commitments and Contingencies

Lease Commitment

The Company's subsidiary, Asia, leased office space in Tokyo, Japan under a non-cancellable lease which was effective April 1, 2017 and is scheduled to expire March 31, 2020. The lease required a security deposit of $79,474.

The future minimum annual payments, at December 31, 2018 under this agreement are approximately:

2019	$	66,500
2020		16,600
Total	$	83,100

Off –balance Sheet Risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts. The clearing deposit of $250,000 is pursuant to this agreement and is included in due from clearing broker.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000.

As of December 31, 2018, the Company had net capital of $ $4,852,642, which was $4,602,642 in excess of the minimum net capital required.

10. Subsequent Events

The Company has evaluated its subsequent events through February 27, 2019 the date that the accompanying consolidated financial statements were available to be issued. In January of 2019, the Company made distributions of profits to its Parent in the ordinary course of business of $2,600,000. There were no other subsequent events which would require disclosure in the footnotes to the financial statement.